PALMDALE EXECUTIVE HOMES, CORP.
6767 West Tropicana Ave., Suite 207
Las Vegas, NV 89103
Telephone: (702) 248-1048

March 22, 2010

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re:           Palmdale Executive Homes, Corp.
File No. 000-52848
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed March 27, 2009
Form 10-Q/A for the Quarterly Period Ended
September 30, 2009, March 31, 2009 and June 30, 2008

Gentlemen:

In reference to the above mentioned filings and amendments thereto, the Company hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	We are aware that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with the respect to the filing; and

(iii)	We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if you desire any additional information, please do not hesitate to telephone Ronald J. Stauber at (310) 556-0080 or the undersigned.

Very truly yours,

PALMDALE EXECUTIVE HOMES, CORP.

/s/ Suzette M. Major
Suzette M. Major
President

/s/ Tricia A. Nickson
Tricia A. Nickson
Secretary and Treasurer